7/16

02042645

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OAO Oil Co. Yukos

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUL 23 2002 THOMSON FINANCIAL

FILE NO. 82- 4209

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 7/16/02



YUKOS

OAO NK YUKOS

U.S. GAAP Consolidated Financial Statements

December 31, 2001

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of OAO NK YUKOS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of changes in shareholders' equity, expressed in millions of constant Russian Rubles of December 31, 2001 purchasing power, present fairly, in all material respects, the financial position of OAO NK YUKOS and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further described in the unaudited Supplemental Oil and Gas Information, the Company has presented proved oil and gas reserve quantities and standardized measure of discounted future net cash flows as of December 31, 2001 only, as comparable information for previous years is currently unavailable. For the same reason, disclosures of changes in proved oil and gas reserve quantities and changes in standardized measure of discounted future net cash flows for each of the three years in the period ended December 31, 2001 have not been presented. Such information is required under Statement of Financial Accounting Standards No. 69, *Disclosures about Oil and Gas Producing Activities*, that the Financial Accounting Standards Board has determined is necessary to supplement, although not required to be part of, the basic financial statements.

PricewaterhouseCoopers

Moscow, Russian Federation
May 24, 2002

OAO NK YUKOS

Consolidated Balance Sheets

(In millions of constant Russian Rubles of December 31, 2001 purchasing power, except as indicated)

	Notes	December 31, 2001	December 31, 2000
Assets			
Cash and cash equivalents	4	20,620	13,889
Cash and cash equivalents at equity investees	4	21,861	51,003
Marketable securities	6	65,238	27,801
Accounts and notes receivable, net	9	57,459	62,862
Inventories	10	12,619	12,260
Current deferred income tax asset and other current assets	16	4,508	7,173
Total current assets		182,305	174,988
Long-term investments	11, 12	5,890	4,193
Property, plant and equipment, net	13	141,553	127,167
Deferred income tax asset	16	680	1,453
Other long-term assets		12,769	3,336
Total assets		343,197	311,137
Liabilities and Shareholders' Equity			
Short-term debt and current portion of long-term debt	14	3,297	9,455
Trade accounts and notes payable		6,042	8,649
Other accounts payable and accrued liabilities	15	15,068	21,353
Taxes payable	16	15,420	24,815
Current deferred income tax liability	16	924	1,475
Total current liabilities		40,751	65,747
Long-term debt	14	226	4,715
Deferred income tax liability	16	37,157	58,673
Other long-term liabilities		7,138	7,497
Total liabilities		85,272	136,632
Minority interest	18	7,508	16,365
Ordinary shares (authorized and issued at December 31, 2001 and 2000 – 2,237 million shares; nominal value – RR 0.004)	18	1,028	1,028
Additional paid in capital	18	7,113	7,075
Retained earnings and other reserves	18	248,215	155,775
Cumulative translation adjustment		(2,014)	(150)
Net unrealized gains on securities (net of income tax expense of RR 22 million and income tax benefit of RR 111 million at December 31, 2001 and 2000, respectively)		796	1,154
Ordinary shares held in treasury, at cost (December 31, 2001 – 105 million shares; December 31, 2000 – 132 million shares)		(4,721)	(6,742)
Total shareholders' equity		250,417	158,140
Commitments and contingent liabilities	21		
Total liabilities and shareholders' equity		343,197	311,137

The accompanying notes are an integral part of these consolidated financial statements

OAO NK YUKOS

Consolidated Statements of Income

(In millions (except per share amounts) of constant Russian Rubles of December 31, 2001 purchasing power)

	Notes	Year ended December 31, 2001	2000	1999
Sales and other operating revenues (including excise and fuel sales tax of RR 14,854 million, RR 8,872 million and RR 8,440 million for the years ended December 31, 2001, 2000 and 1999, respectively)	22	295,729	329,031	160,508
Operating costs and other deductions				
Crude oil and oil products purchased		14,627	23,069	8,365
Operating expenses		40,193	31,915	19,787
Distribution expenses		29,638	24,277	10,806
Selling, general and administrative expenses		22,574	19,816	16,963
Depreciation, depletion and amortization		11,788	10,149	10,004
Taxes other than income tax	16	65,246	45,758	23,056
Write-offs of property and investments		1,342	7,263	14,736
Exploration expenses		1,672	1,175	1,010
Maintenance of social infrastructure expenses		318	1,148	1,038
Total operating costs and other deductions		187,398	164,570	105,765
Other income				
Realized gains on marketable securities, net	6	2,665	7,350	1,232
Income (loss) from equity affiliates	11	237	579	(239)
Other income, net		3,609	1,639	4,156
Monetary (loss) gain	2	(17,888)	(6,945)	13,200
Interest income	6	10,544	1,666	233
Interest expense		(1,691)	(3,615)	(7,167)
Exchange gain (loss), net		2,816	228	(6,925)
Total other income		292	902	4,490
Income before income tax, minority interest and extraordinary gain		108,623	165,363	59,233
Income tax				
Current tax expense	16	18,666	22,487	14,513
Deferred tax (benefit) expense	16	(15,473)	31,481	8,386
Total income tax expense		3,193	53,968	22,899
Income before minority interest and extraordinary gain		105,430	111,395	36,334
Minority interest		(766)	(1,195)	8,105
Income before extraordinary gain		104,664	110,200	44,439
Extraordinary gain	8	-	1,103	-
Net income		104,664	111,303	44,439
Basic earnings per share (RR per share)	19			
Basic earnings per share from continuing operations		49.32	50.46	20.08
Basic earnings per share from extraordinary gain		-	0.50	-
Basic earnings per share (RR per share)		49.32	50.96	20.08
Diluted earnings per share (RR per share)	19			
Diluted earnings per share from continuing operations		49.25	50.46	20.08
Diluted earnings per share from extraordinary gain		-	0.50	-
Diluted earnings per share (RR per share)		49.25	50.96	20.08
Weighted-average shares outstanding (millions of shares)	19			
Basic		2,122	2,184	2,213
Diluted		2,125	2,184	2,213

The accompanying notes are an integral part of these consolidated financial statements

OAO NK YUKOS

Consolidated Statements of Cash Flows

(In millions of constant Russian Rubles of December 31, 2001 purchasing power)

	Year ended December 31,		
	2001	2000	1999
Operating activities			
Net income	104,664	111,303	44,439
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax (benefit) expense	(15,473)	31,481	8,386
Depreciation, depletion and amortization	11,788	10,149	10,004
Realized gains on marketable securities	(2,665)	(7,350)	(1,232)
Other write-offs of property and investments	1,342	7,263	6,058
Monetary loss (gain)	17,888	6,945	(13,200)
(Reversal of) provision for bad debt and other reserves	(1,180)	(5,142)	5,993
Minority interest	766	1,195	(8,105)
Extraordinary gain	-	(1,103)	-
(Income) loss from equity affiliates	(237)	(579)	239
Noncash interest expense	187	307	844
Effects of foreign exchange on balance sheet items	(4,065)	(77)	6,931
Impairment of nonproduction assets	-	-	4,330
Gain on write-off of tax, interest and penalties	-	-	(1,444)
Other	(2,753)	314	188
Changes in operational working capital, excluding cash and debt:			
Accounts and notes receivable	(7,938)	(10,220)	(17,213)
Inventories	(1,856)	(3,896)	(492)
Other current assets	(1,828)	(2,262)	(569)
Trade accounts and notes payable	2,774	(11,009)	2,446
Other accounts payable and accrued liabilities	963	24	6,095
Taxes payable	(3,336)	(17,587)	(7,452)
Net cash provided by operating activities	99,041	109,756	46,246
Investing activities			
Additions to property, plant and equipment	(28,455)	(21,940)	(6,800)
Proceeds from disposals of property, plant and equipment	236	49	78
Purchase of long-term investments, including additional shares in subsidiaries	(15,775)	(4,778)	(15,916)
Proceeds from sales of long-term investments	462	2,236	164
Net purchases of available-for-sale marketable securities	(43,520)	(19,516)	(267)
Increase in other assets	(2,990)	(1,648)	(2,538)
Net cash used for investing activities	(90,042)	(45,597)	(25,279)
Financing activities			
Net proceeds from (repayments of) short-term debt	(1,576)	1,555	(7,379)
Proceeds from long-term debt	375	135	6,347
Repayments of long-term debt	(8,394)	(5,930)	(8,828)
Purchases of treasury shares	(40)	(3,341)	(189)
Sales of treasury shares	2,336	2,762	-
Dividends paid	(15,841)	(4,258)	-
Other	2,141	-	(274)
Net cash used for financing activities	(20,999)	(9,077)	(10,323)
Effect of foreign exchange on cash balances	2,200	545	1,848
Effect of inflation accounting	(12,611)	(7,983)	(1,196)
Net change in cash and cash equivalents	(22,411)	47,644	11,296
Cash and cash equivalents at beginning of year	64,892	17,248	5,952
Cash and cash equivalents at end of year	42,481	64,892	17,248

The accompanying notes are an integral part of these consolidated financial statements

OAO NK YUKOS

Consolidated Statements of Changes in Shareholders' Equity

(In millions of constant Russian Rubles of December 31, 2001 purchasing power)

	Number of ordinary shares issued (millions)	Ordinary shares	Additional paid in capital	Retained earnings and other reserves	Accumulated other comprehensive income	Ordinary shares held in treasury	Total shareholders' equity
Balance at December 31, 1998	2,237	1,028	5,847	7,211	-	(5)	14,081
Net income	-	-	-	44,439	-	-	44,439
Change in net unrealized gains on securities	-	-	-	-	38	-	38
Total comprehensive income							44,477
Acquisition of treasury shares	-	-	-	-	-	(191)	(191)
Balance at December 31, 1999	2,237	1,028	5,847	51,650	38	(196)	58,367
Net income	-	-	-	111,303	-	-	111,303
Translation adjustment	-	-	-	-	(150)	-	(150)
Change in net unrealized gains on securities	-		-	-	1,116	-	1,116
Total comprehensive income							112,269
Acquisition of treasury shares	-	-	-	-	-	(8,084)	(8,084)
Sale of treasury shares	-	-	1,228	-	-	1,538	2,766
Dividends declared	-	-	-	(7,178)	-	-	(7,178)
Balance at December 31, 2000	2,237	1,028	7,075	155,775	1,004	(6,742)	158,140
Net income	-	-	-	104,664	-	-	104,664
Translation adjustment	-	-	-	-	(1,864)	(105)	(1,969)
Change in net unrealized gains on securities	-	-	-	-	(358)	-	(358)
Total comprehensive income							102,337
Acquisition of treasury shares	-	-	-	-	-	(40)	(40)
Stock-based compensation plans	-	-	26	-	-	-	26
Sale of treasury shares	-	-	12	-	-	2,166	2,178
Dividends declared	-	-	-	(12,224)	-	-	(12,224)
Balance at December 31, 2001	2,237	1,028	7,113	248,215	(1,218)	(4,721)	250,417

The accompanying notes are an integral part of these consolidated financial statements

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 1: Organization

OAO NK YUKOS was incorporated as an open joint stock company on April 15, 1993 in accordance with Presidential Decree No. 1403 on Privatization and Restructuring of Enterprises and Corporations into Joint Stock Companies.

OAO NK YUKOS and its subsidiaries and associates (the "Company") are a vertically integrated group of companies. The Company, which is incorporated in the Russian Federation and includes domestic and foreign subsidiaries and associates, engages in the exploration, development and production of crude oil and natural gas, refining crude oil into finished petroleum products, and marketing and distributing crude oil, natural gas and petroleum products.

Related party relationships. The Company is controlled by Group MENATEP Limited, which ultimately controlled 64 percent of the Company's outstanding shares at December 31, 2001. Three senior managers of the Company, including the Company's Chairman of the Executive Committee of the Board of Directors and Chief Executive Officer, are principal shareholders of Group MENATEP Limited. Group MENATEP Limited also directly or indirectly controls the Company's two equity investee banks, Trust and Investment Bank and Bank MENATEP Saint Petersburg.

Note 2: Basis of Presentation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual amounts may differ from such estimates.

Exchange rates, restrictions and controls. The official rates of exchange of the Russian Ruble ("RR") to the U.S. Dollar ("USD") at December 31, 2001 and 2000 were RR 30.14 to USD 1.00 and RR 28.16 to USD 1.00, respectively. Additionally, at present, the Russian Ruble is not a convertible currency outside of the Russian Federation. Exchange restrictions and controls exist related to converting Russian Rubles into other currencies. For instance, at December 31, 2001, the Company was required to sell 50 percent of its hard currency export receipts to the Russian Federation for Russian Rubles; between March 1999 and August 2001, the related requirement was 75 percent. Such amounts are subject to certain deductions depending on debt payments on certain hard currency denominated borrowing agreements which were entered into by the Company prior to March 1999. Any translation of Russian Ruble amounts to U.S. Dollars or any other hard currency should not be construed as a representation that such Russian Ruble amounts have been, could be, or will in the future be converted into hard currency at the exchange rate shown or at any other exchange rate.

Note 2: Basis of Presentation (Continued)

Inflation accounting. All amounts in the consolidated financial statements and notes thereto are expressed in millions of constant Russian Rubles of December 31, 2001 purchasing power, in accordance with Accounting Principles Board Statement No. 3, *Financial Statements Restated for General Price-Level Changes.* This remeasurement is calculated from conversion factors derived from the Russian Federation Consumer Price Index, an historical price index published by the Russian State Committee on Statistics, and from indices obtained from other sources for years prior to 1992. Management believes that the above indices are the most appropriate and consistent measures of the impact of general price-level inflation in the Russian Federation for the years indicated. The effects of inflation accounting are included in net income. The amounts shown in the general price-level consolidated financial statements do not purport to represent market value, replacement cost or any other measure of the fair value of assets or liabilities or the price at which transactions would take place currently.

The indices and respective conversion factors for the three years ended December 31, 2001 used to restate the consolidated financial statements, based on 1988 prices (1988 equals 100), are as follows:

Year ended	Index	Conversion factor
December 31, 1999	1,661,481	1.43
December 31, 2000	1,995,937	1.19
December 31, 2001	2,371,572	1.00

The effects of inflation on the Company's net monetary position are included in the consolidated statements of income and have resulted in net monetary losses of RR 17,888 million and RR 6,945 million for the years ended December 31, 2001 and 2000, respectively, and a net monetary gain of RR 13,200 million for the year ended December 31, 1999. These losses and gains arose as a result of the Company being in a significant net monetary asset position during the years ended December 31, 2001 and 2000, and a significant net monetary liability position during the year ended December 31, 1999.

Note 3: Summary of Significant Accounting Policies

Principles of consolidation and long-term investments. The consolidated financial statements include the operations of all significant controlled subsidiaries in which the Company directly or indirectly beneficially owns more than 50 percent of the voting stock. Significant joint ventures and investments in which the Company has voting ownership interests between 20 and 50 percent and exercises significant influence are accounted for using the equity method and adjusted for estimated impairment. Long-term investments in other companies are accounted for at cost and adjusted for estimated impairment.

Reclassifications. Certain reclassifications have been made to prior year amounts to conform to the current year's presentation; such reclassifications have no effect on net income or shareholders' equity.

Cash equivalents. Cash equivalents include all marketable securities with original maturities of three months or less (Note 4).

Marketable securities. Substantially all marketable securities with original maturities greater than three months are classified as available-for-sale. Such securities are reported at fair value. Realized gains and losses are included in the consolidated statements of income. Unrealized gains and losses, net of related income taxes, are included as a separate component of shareholders' equity.

Note 3: Summary of Significant Accounting Policies (Continued)

Accounts receivable. Accounts receivable are presented at their respective face values, less any valuation allowances, as appropriate, and include value-added, excise and fuel taxes which are payable to tax authorities upon collection of such receivables.

Inventories. Crude oil and petroleum products inventories are valued at the lower of cost, using the first-in-first-out method, and net realizable value. Materials and supplies inventories are recorded at the lower of average cost and net realizable value.

Property, plant and equipment. The Company follows the successful efforts method of accounting for its oil and gas properties, whereby property acquisitions, successful exploratory wells, all development costs (including development dry holes), and support equipment and facilities are capitalized. Unsuccessful exploratory wells are charged to expense at the time the wells or other exploration activities are determined to be nonproductive. Production costs, overheads and all exploration costs other than exploratory drilling are charged to expense as incurred. Acquisition costs of unproved properties are evaluated periodically and any impairment assessed is charged to expense.

Long-lived assets, including proved oil and gas properties, are assessed for possible impairment in accordance with Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* ("SFAS 121"). SFAS 121 requires long-lived assets with recorded values that are not expected to be recovered through undiscounted future cash flows to be written down to current fair value.

Depreciation, depletion and amortization of capitalized costs of proved oil and gas properties is calculated using the units-of-production method for each field based upon proved reserves for property acquisitions and proved developed reserves for exploration and development costs. Estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs, are reserved using the units-of-production method and are included as a component of depreciation, depletion and amortization.

Gains or losses are not recognized for normal retirements of oil and gas properties subject to composite depreciation, depletion and amortization. Gains or losses from other retirements or sales are included in the determination of net income.

Depreciation of assets not directly associated with production is calculated on a straight-line basis as follows:

Buildings and constructions	5 - 33	years
Machinery and equipment	5 - 15	years
Computers and telecommunications equipment	2 - 5	years

Maintenance and repairs and minor renewals are expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired.

In addition to its production assets, the Company also maintains and constructs assets for the social use of the local community ("social assets"). Such assets are capitalized only to the extent that they are expected to result in future economic benefits to the Company. Maintenance and repairs of social assets are expensed as incurred.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 3: Summary of Significant Accounting Policies (Continued)

Environmental liabilities. Liabilities for environmental remediation are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

Pension and post-employment benefits. The Company's mandatory contributions to the government pension scheme are expensed when incurred. Costs associated with discretionary pension and other post-employment benefits are expensed over the service lives of the covered employees or expensed immediately if no service requirement exists.

Revenue recognition. Revenues from the production and sale of petroleum products are recognized when deliveries of products to final customers are made and title passes to the customer.

Stock-based compensation. The Company has elected to account for stock-based compensation awards in accordance with Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). Under SFAS 123, the Company recognizes compensation expense equal to the fair value of the award on the date of grant for fixed awards. For conditional stock awards, the Company follows the variable plan provisions of SFAS 123 and records compensation cost over the period from grant date to vesting based upon the fair value of the awards at grant date (Note 20).

Foreign currency translation and transactions. Prior years' balance sheet items denominated in foreign currencies have been remeasured using the exchange rates at the respective balance sheet dates prior to restatement to December 31, 2001 purchasing power. Exchange gains and losses resulting from foreign currency transactions are included in the determination of net income.

Deferred income tax. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in the years in which these temporary differences are expected to reverse. Valuation allowances are provided for deferred income tax assets when management believes that it is more likely than not that the assets will not be realized.

Basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflects the potential dilution that would occur if stock compensation awards (Note 20) were exercised or converted.

Comprehensive income. Comprehensive income includes all changes in equity (net assets) during the period from nonowner sources and is detailed in the consolidated statements of changes in shareholders' equity.

Derivative instruments and hedging transactions. The Company has adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Transactions*, as amended by Statement of Financial Accounting Standards No. 138, *Accounting for Derivative Instruments and Hedging Transactions - An Amendment of FASB Statement No. 133*, effective January 1, 2001. The Company does not currently have material activities involving derivative instruments.

Business combinations, goodwill and other intangible assets. The Company has adopted Statement of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS 141"), effective July 1, 2001. This new standard superseded Accounting Principles Board Opinion No. 16, *Business Combinations* ("APB 16"), and is applicable to the acquisition of a controlling equity stake in Angarsk Petrochemical Company (Note 12). APB 16 remained in effect during the six-month period ended June 30, 2001, and its provisions applied to the Company's acquisitions of additional shares in certain subsidiaries (Note 12).

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 3: Summary of Significant Accounting Policies (Continued)

Recent accounting pronouncements. In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), which clarified certain implementation issues arising from SFAS 121. SFAS 144 is effective for years beginning after December 15, 2001. Management does not believe that the adoption of SFAS 144 will have a material effect on the Company's financial position or results of operations.

In September 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. Management has not yet estimated the effect that SFAS 143 will have on the Company.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized and requires that such goodwill and intangible assets be tested annually for impairment. The Company will adopt SFAS 142 effective January 1, 2002 and is currently assessing its impact. Goodwill and intangible assets acquired after June 30, 2001 were immediately subject to the nonamortization and amortization provisions.

Note 4: Cash and Cash Equivalents

The consolidated statements of cash flows provide information about changes in cash and cash equivalents. At December 31, 2001 and 2000, cash and cash equivalents comprised the following:

	December 31,	
	2001	2000
U.S. Dollar bank deposits (USD 926 million and USD 1,207 million at December 31, 2001 and 2000, respectively)	27,906	40,374
U.S. Dollar bank promissory notes (USD 15 million and USD 38 million at December 31, 2001 and 2000, respectively)	452	1,256
Russian Ruble bank deposits	13,883	2,904
Russian Ruble certificates of deposit	20	19,243
Russian Ruble bank promissory notes	220	1,115
	42,481	64,892
Less: cash and cash equivalents at Trust and Investment Bank and Bank MENATEP Saint Petersburg	(21,861)	(51,003)
Total cash and cash equivalents	20,620	13,889

As further described below, the Company maintains significant cash and cash equivalents balances at Trust and Investment Bank and Bank MENATEP Saint Petersburg. Because the Company's deposits represent a significant portion of the banks' total assets, the immediate availability of a portion of this amount depends upon the banks' liquidity at any given point in time.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 4: Cash and Cash Equivalents (Continued)

The Company's balances at Trust and Investment Bank and Bank MENATEP Saint Petersburg comprise a substantial portion of the banks' total assets. At December 31, 2000, the Company's balances comprised 76 percent of Trust and Investment Bank's total assets and 36 percent of Bank MENATEP Saint Petersburg's total assets. During 2001, the Company reduced its concentration in these entities such that at December 31, 2001, the Company's balances comprised 50 percent of Trust and Investment Bank's total assets and 26 percent of Bank MENATEP Saint Petersburg's total assets. At December 31, 2001, the majority of the assets of Trust and Investment Bank and Bank MENATEP Saint Petersburg were invested in securities issued by the government of the Russian Federation and in loans to Russian corporations.

Note 5: Supplemental Cash Flow Information

The Company paid interest of RR 757 million, RR 2,224 million and RR 3,026 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company paid income taxes of RR 15,331 million, RR 16,431 million and RR 3,825 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 6: Marketable Securities

Substantially all marketable securities held by the Company are classified as available-for-sale. Unrealized gains and losses, net of related income taxes, for available-for-sale securities are included as a separate component of shareholders' equity. Realized gains and losses are included in income on a current basis. The Company determines cost on a last-in-first-out basis. Details of the net carrying amount, gross unrealized holding gains and losses, and fair value of marketable securities at December 31, 2001 and 2000 are as follows:

	Net carrying amount	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Bonds and other Russian government securities	24,806	1,008	(6)	25,808
Corporate debt securities	37,811	162	(9)	37,964
Equity securities	1,803	67	(404)	1,466
Total marketable securities at December 31, 2001	64,420	1,237	(419)	65,238
Bonds and other Russian government securities	6,566	298	(135)	6,729
Corporate debt securities	20,192	1,447	(567)	21,072
Total marketable securities at December 31, 2000	26,758	1,745	(702)	27,801

At December 31, 2001, marketable debt securities with fair values totaling RR 28,378 million mature during 2002, and with fair values totaling RR 35,394 million mature between 2003 and 2030.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 6: Marketable Securities (Continued)

The Company trades primarily in the Russian securities market. A significant portion of this activity is carried out with its agents and consultants, Trust and Investment Bank and Bank MENATEP Saint Petersburg (Notes 1, 4 and 11). During 2001 and 2000 the Company purchased RR 171,037 million and RR 35,146 million, respectively, of securities from, and sold RR 108,239 million and RR 19,943 million, respectively, of securities to Trust and Investment Bank and Bank MENATEP Saint Petersburg.

During 1999 and 2000, the Company purchased U.S. Dollar-denominated short-term corporate paper totaling RR 6,010 million from an entity closely related to Media-Most. During 2000, the Company wrote off the full carrying value of this security, including accrued interest. Total charges of RR 6,010 million are included within write-offs of property and investments in the 2000 consolidated statement of income. Management intends to take actions to recover its investment.

Gross realized gains and losses on marketable securities for the years ended December 31, 2001, 2000 and 1999 were as follows:

	Year ended December 31,		
	2001	2000	1999
Gross realized gains	3,043	7,450	1,251
Gross realized losses	(378)	(100)	(19)
Net realized gains on marketable securities	2,665	7,350	1,232

Interest income earned on cash deposits, marketable securities, and from other sources for the years ended December 31, 2001, 2000 and 1999 were as follows:

	Year ended December 31,		
	2001	2000	1999
Interest income on marketable securities	6,681	977	26
Interest income on cash deposits and other interest income	3,863	689	207
Total interest income	10,544	1,666	233

Securities lending. The Company occasionally engages in securities lending activities to augment its investment returns. At December 31, 2001, the Company had outstanding short-term unsecured loans of securities with market values of RR 2,951 million to Trust and Investment Bank (Note 1). These securities continue to be recorded within marketable securities in the consolidated balance sheet.

Note 7: Financial Instruments

Fair values. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract which imposes an obligation to deliver or right to receive cash or another financial instrument. The fair values of financial instruments are determined with reference to various market information and other valuation methods, as considered appropriate. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein may differ from the amounts the Company could receive in current market exchanges.

The carrying values of cash and cash equivalents, accounts payable, taxes payable and accrued liabilities approximate their fair values because of the short maturities of these instruments.

Marketable securities are carried at their fair values in the consolidated balance sheets.

Trade notes receivable and trade notes payable are valued at their respective face values, less any valuation allowances, as appropriate.

Long-term investments are valued at their historical cost adjusted for impairment, as appropriate.

At December 31, 2001, the fair value of the Company's long-term debt, including the current portion of long-term debt, was RR 2,752 million, while the carrying value of such liabilities was RR 2,835 million.

At December 31, 2001, the fair value of the Company's long-term liabilities was RR 5,522 million while the carrying value of such liabilities was RR 7,138 million.

Credit risks. A significant portion of the Company's accounts receivable are from domestic customers and foreign oil companies. Although collection of these receivables could be influenced by economic factors affecting these entities, management believes there is no significant risk of loss to the Company beyond the provisions already recorded, provided that economic difficulties in the Russian Federation do not deteriorate (Note 21).

Concentration risks. As discussed in Note 4, a significant portion of the Company's cash and cash equivalents are held by Trust and Investment Bank and Bank MENATEP Saint Petersburg.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 8: AKB Bank MENATEP

Collection rights from bank deposits and promissory notes. During 1999, the Company had U.S. Dollar account balances and promissory notes of USD 142 million at AKB Bank MENATEP. Following the bankruptcy of AKB Bank MENATEP in 1999, such balances were converted into Russian Ruble denominated collection rights and management provided a reserve against the full amount of the Company's investment in these collection rights. The related charge to expense was included in the Company's 1999 consolidated statement of income within write-offs of property and investments.

Acquisition of collection rights. During 1999 and 2000, the Company acquired additional AKB Bank MENATEP collection rights from third parties, including foreign banks. As consideration, the Company paid either cash, or a mixture of cash and promises to pay over instalment terms ranging from five to eight years. The instalment liabilities incurred were recorded at their estimated fair values as of the respective transactions dates and a valuation allowance was provided against the full amount of the corresponding collection rights acquired. Both the collection rights and the related instalment liabilities are denominated in Russian Rubles. Total liabilities incurred as a result of the transactions were nominal RR 6,650 million, the fair values of which were estimated to be nominal RR 2,078 million as of the dates the respective liabilities were incurred.

Disposition of collection rights. During 2000, the Company disposed of certain of its collection rights for total proceeds of RR 6,832 million, resulting in a net credit to income before income taxes of RR 1,966 million. Further, during 2001, the Arbitration Court of Moscow completed bankruptcy proceedings with respect to AKB Bank MENATEP and, consequently, all collection rights have been cancelled.

Settlement and restructuring of certain instalment liabilities. During 2001 and 2000, respectively, the Company extinguished nominal RR 1,697 million and nominal RR 3,156 million (nominal RR 843 million and nominal RR 1,019 million at estimated fair values) of the instalment liabilities. Such extinguishment of debt resulted in an extraordinary gain of RR 594 million in 2000. Further, in 2001, the Company restructured instalment liabilities to foreign banks totaling nominal RR 1,314 million, the fair value of which was estimated to be nominal RR 617 million on the date of restructuring, by issuing promissory notes with maturities extending through 2006.

Aggregate liabilities, maturities and amortization of discount. At December 31, 2001 and 2000, aggregate liabilities as a result of the above transactions were as follows:

	December 31,	
	2001	2000
Total undiscounted liabilities for collection rights	1,783	4,052
Less: unamortized discount	(1,009)	(2,701)
Less: current portion	(138)	-
Net long-term liabilities for collection rights	636	1,351

The above liabilities are included in other long-term liabilities and other accounts payable and accrued liabilities, as appropriate, in the consolidated balance sheets. The long-term portion of the liabilities mature over various periods through 2008.

Amortization of discount of RR 291 million, RR 200 million and RR nil was charged to interest expense in the consolidated statements of income for the years ended December 31, 2001, 2000 and 1999, respectively.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 9: Accounts and Notes Receivable, Net

	December 31, 2001	December 31, 2000
Prepaid and recoverable value-added and other taxes	24,735	22,243
Trade accounts and notes receivable (net of allowances for doubtful accounts of RR 1,512 million and RR 844 million at December 31, 2001 and 2000, respectively)	13,905	22,030
Advances to suppliers (net of allowances for doubtful accounts of RR 121 million and RR 127 million at December 31, 2001 and 2000, respectively)	5,198	3,188
Promissory notes receivable (net of allowances for doubtful accounts of RR nil at both December 31, 2001 and 2000)	816	1,206
Other receivables (net of allowances for doubtful accounts of RR 677 million and RR 1,520 million at December 31, 2001 and 2000, respectively)	12,805	14,195
Total accounts and notes receivable, net	57,459	62,862

Prepaid and recoverable value-added and other taxes includes value-added tax from purchases that will be recoverable only when the underlying accounts payable have been settled. This amount also includes input value-added tax eligible for offset, prepayments of export duties, excise taxes at customs relating to the Company's export income, and other less significant prepaid taxes.

Note 10: Inventories

	December 31, 2001	December 31, 2000
Crude oil and petroleum products	5,870	6,486
Materials and supplies	6,749	5,774
Total inventories	12,619	12,260

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 11: Long-Term Investments

The Company has several investment affiliates and joint ventures accounted for using the equity method, and long-term investments accounted for at cost. The nature and extent of these investments change over time. Such investments include those entities in which the Company owns less than 50 percent of the voting shares and does not control the entity but exercises significant influence, or entities in which the Company owns more than 50 percent of the voting shares but does not control the entity. A summary of the impact of these investments on the consolidated financial statements is as follows:

	Net book value at December 31,		Income (loss) from equity affiliates for the year ended December 31,		
	2001	2000	2001	2000	1999
Trust and Investment Bank	1,107	877	230	115	15
Bank MENATEP Saint Petersburg	659	562	7	145	20
Achinsk Refinery	-	-	-	-	(198)
Eastern Oil Company	-	-	-	-	(76)
Other affiliates and joint ventures	59	45	-	319	-
Long-term investments, at cost	4,065	2,709			
Total	5,890	4,193	237	579	(239)

Note 12: Acquisitions

Acquisition of Angarsk Petrochemical Company. In July 2001, the Company purchased an additional stake in Angarsk Petrochemical Company ("Angarsk"), a refinery in Eastern Siberia, from existing shareholders and obtained effective control over that company. Concurrent with the share acquisition, the Company purchased, at a discount, rights to collect certain liabilities of Angarsk. Both the cost of the shares and the collection rights are included in the total acquisition cost of RR 3,107 million over 2001 and 2000. At December 31, 2001, the Company's effective ownership in Angarsk was 100 percent.

The Company acquired Angarsk to strengthen its presence in the oil products markets of Central and Eastern Siberia and Far East Russia, as well as to increase export supplies to growing markets in Asia, to enhance the array of oil products refined, and to develop its petrochemicals production capacity and capitalize on certain optimizations involving cooperation between Angarsk and Achinsk Refinery

In association with the acquisition of a controlling stake in Angarsk, in December 2001, the Company purchased controlling stakes in OAO Angarsknefteprodukt, OAO Irkutsknefteprodukt, OAO Bratsknefteprodukt, and OAO Buryatnefteprodukt, companies engaged in oil products marketing and distribution in Eastern Siberian markets.

The results of operations of Angarsk are included in the consolidated statements of income starting from July 2001. No pro forma results have been provided as the acquisition does not have a material impact on the Company's consolidated financial statements.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 12: Acquisitions (Continued)

Acquisition of East Siberian Oil and Gas Company. In 2000, the Company purchased 68.0 percent of East Siberian Oil and Gas Company ("East Siberian"), an oil production company located in eastern Siberia, for RR 2,184 million. During 2001, the Company purchased an additional 2.2 percent of East Siberian for RR 121 million.

No pro forma results have been provided as the acquisition does not have a material impact on the Company's consolidated financial statements.

Purchases of additional shares in subsidiaries and equity affiliates. During 2001, the Company purchased from numerous existing shareholders additional shares in several of its key producing and refining subsidiaries and equity affiliates.

Additionally, during 2001, the shareholders of the Company's primary production and refining subsidiaries, including OAO Yuganskneftegas ("Yuganskneftegas"), OAO Samaraneftegas ("Samaraneftegas"), OAO Tomskneft VNK ("Tomskneft"), OAO Achinsk Refinery ("Achinsk Refinery"), OAO Novokuybyshev Refinery ("Novokuybyshev Refinery"), OAO Kuybyshev Refinery ("Kuybyshev Refinery"), OAO Syzran Refinery ("Syzran Refinery ") and Angarsk approved and executed plans for reverse stock splits. The reverse stock splits resulted in significant increases in the Company's effective ownership percentages in these subsidiaries. Under the reverse stock splits, all fractional shares held following the splits were forfeited and settled in cash.

The Company's increased ownership percentages resulting from the liquidation of fractional shares under the reverse stock splits have been treated as a purchase. The difference between the purchase consideration and the associated net book value of the underlying minority interest has resulted in a reduction in the carrying value of the Company's property, plant and equipment of RR 18,018 million for acquisitions during 2001, and RR 10,783 million for acquisitions during 2000.

As a result of the combined purchases and reverse stock splits described above, the Company's total ownership in key subsidiaries increased as follows from December 31, 2000 to December 31, 2001:

	Year ended December 31, 2001		At December 31, 2001	
Subsidiary and equity affiliate share purchases	Cost of purchases	Percentage purchased	Ownership percentage	Percentage of voting shares
Achinsk Refinery	717	33.9	76.2	72.8
Angarsk	2,018	80.9	100.0	100.0
East Siberian	121	2.2	70.2	70.2
Kuybyshev Refinery	100	4.8	100.0	100.0
Novokuybyshev Refinery	108	8.6	100.0	100.0
Samaraneftegas	355	5.2	100.0	100.0
Syzran Refinery	131	6.0	100.0	100.0
Tomskneft	485	5.5	80.5	75.0
Yuganskneftegas	1,531	8.3	100.0	100.0
Others	1,592			

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 12: Acquisitions (Continued)

	Year ended December 31, 2000		At December 31, 2000	
Subsidiary and equity affiliate share purchases	Cost of purchases	Percentage purchased	Ownership percentage	Percentage of voting shares
Achinsk Refinery	87	22.0	42.3	37.9
Angarsk	1,089	19.1	19.1	25.1
East Siberian	2,184	68.0	68.0	68.0
Kuybyshev Refinery	157	48.9	95.2	95.3
Novokuybyshev Refinery	223	45.0	91.4	95.7
Samaraneftegas	246	9.0	94.8	97.8
Syzran Refinery	112	56.0	94.0	95.4
Tomskneft	335	10.8	75.0	71.8
Yuganskneftegas	1,080	11.1	91.7	94.8
Others	772			

Acquisition of Kvaerner ASA. In October 2001, the Company purchased on the open market 23.4 percent in Kvaerner ASA ("Kvaerner"), an international engineering and construction group of companies, for RR 1,102 million (USD 37.5 million). In January 2002, Kvaerner executed an additional share issuance; the Company sold its rights to participate in this issuance. As a result, the Company's holdings in Kvaerner were diluted to 4.3 percent. At December 31, 2001, the Company's investment in Kvaerner shares was recorded within marketable securities in the consolidated balance sheet.

Acquisition of Kvaerner businesses. In November 2001, the Company acquired the Hydrocarbon and Process Technology divisions of Kvaerner. Cash paid upon acquisition approximated RR 2,939 million (USD 100 million) plus the assumption of certain liabilities. The final purchase price is subject to closing working capital adjustments and is currently being finalized. Subsequent to the acquisition of the Hydrocarbon and Process Technology divisions, the Company renamed the businesses to the internationally recognized brands of John Brown Hydrocarbons Limited and Davy Process Technology Limited, respectively. The entities are incorporated in the United Kingdom.

Prior to this acquisition, the Company had substantial contractual relationships with the divisions of Kvaerner mentioned above and, accordingly, had an interest in preserving the level of service it had been receiving from those divisions, despite Kvaerner's financial uncertainties.

The results of operations of John Brown Hydrocarbons Limited and Davy Process Technology Limited were included in the consolidated statements of income starting from the date of purchase. No pro forma results have been provided as the acquisition does not have a material impact on the Company's consolidated financial statements.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 12: Acquisitions (Continued)

Acquisition of ZAO Rospan International. In December 2001 and into 2002, the Company entered into a series of arrangements that would allow it to acquire, through intermediaries, up to a 100 percent stake in ZAO Rospan International ("Rospan"), a domestic natural gas producer. Under such arrangements, the intermediaries acquired control of 100 percent of Rospan shares and certain other assets unrelated to Rospan for approximately USD 121 million. Efforts are currently underway to finalize the transaction, including receiving antimonopoly approval. Additionally, the Company provided approximately USD 111 million for potential or actual retirement of Rospan's outstanding liabilities.

In May 2002, the Company, through intermediaries, facilitated the sale of 44 percent of the above shares in Rospan to Tyumen Oil Company for USD 44 million.

Acquisition of ZAO Urengoil Inc. In two transactions in December 2001 and May 2002, the Company acquired a 100 percent interest in ZAO Urengoil Inc., a domestic natural gas producer, for USD 75 million. The transaction is expected to be finalized upon receiving antimonopoly approval.

Acquisition of OAO Arcticgas subsequent to year-end. In April 2002, the Company purchased an 88 percent interest in OAO Arcticgas ("Arcticgas"), a holder of exploration and development licenses for a number of gas and condensate fields located in Western Siberia. The total purchase price of the interest was USD 251.8 million, which included the repayment of certain outstanding liabilities of Arcticgas.

Acquisition of Transpetrol a.s. subsequent to year-end. In April 2002, the Company acquired a 49 percent interest in Transpetrol a. s., a Slovakian state-owned oil pipeline operator, for USD 74 million.

Acquisition of additional stake in Eastern Oil Company subsequent to year-end. In May 2002, the Company successfully won a tender for an additional 36.8 percent stake in Eastern Oil Company for USD 225.4 million, effectively increasing its ownership to 92.77 percent. The acquisition is expected to be finalized shortly.

Pending acquisition of AB Mazeikiu Nafta. In June 2001, the Company reached a preliminary agreement to purchase a 26.85 percent stake in AB Mazeikiu Nafta ("MN"), a Lithuanian company. The Company's estimated contribution will consist of USD 75 million for the purchase of shares and a USD 75 million loan to modernize the refinery owned by MN. Based on the preliminary agreement, the Company will also provide annual crude oil supplies of 4.8 million metric tons to MN's refinery for the next ten years. The parties are actively working to finalize this transaction.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 13: Property, Plant and Equipment, Net

	Cost	Accumulated depreciation, depletion and amortization	Net book value
Oil and gas properties and equipment	311,555	219,179	92,376
Refining and related equipment	55,224	46,573	8,651
Assets under construction	25,259	-	25,259
Other assets	33,742	18,475	15,267
Balance at December 31, 2001	425,780	284,227	141,553
Oil and gas properties and equipment	305,241	212,262	92,979
Refining and related equipment	24,564	19,181	5,383
Assets under construction	15,216	-	15,216
Other assets	28,453	14,864	13,589
Balance at December 31, 2000	373,474	246,307	127,167

Estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs, amounted to RR 16,047 million and RR 15,829 at December 31, 2001 and 2000, respectively. Of these amounts, RR 4,933 million and RR 5,551 million were included within accumulated depreciation, depletion and amortization in the consolidated balance sheets at December 31, 2001 and 2000, respectively. The Company has estimated its liability based on current environmental legislation using costs at the balance sheet dates. As is further described in Note 21, environmental regulations and their enforcement are continually being considered by government authorities. Consequently, the ultimate liabilities may differ from the recorded amounts.

The Company's oil and gas fields are situated on land belonging to government authorities. The Company obtains licenses from such government authorities and pays royalties to explore and produce from these fields. These licenses expire between 2013 and 2019, however, they may be extended at the initiative of the Company. Management intends to extend such licenses for properties expected to produce subsequent to their license expiry dates.

Impairment of nonproduction assets in 1999. In the wake of the financial crisis in the Russian Federation, management assessed the Company's nonproduction property, plant and equipment and determined that a significant portion of these assets were impaired. The resulting expense of RR 4,330 million was recorded within write-offs of property and investments in the 1999 consolidated statement of income.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 14: Debt

Short-term debt and current portion of long-term debt were as follows:

	December 31,	
	2001	2000
Short-term debt	687	2,448
Current portion of long-term debt	2,610	7,007
Total short-term debt and current portion of long-term debt	3,297	9,455

Included in short-term debt at December 31, 2001 and 2000, were U.S. Dollar-denominated amounts of USD 18 million (RR 536 million) and USD 73 million (RR 2,448 million), respectively. The Company's significant outstanding short-term borrowing agreements at December 31, 2001 bear interest at 7 percent per annum.

Long-term debt was as follows:

	December 31,	
	2001	2000
Ministry of Finance/International Bank for Reconstruction and Development	2,483	2,758
Credit Lyonnais, Goldman Sachs, Merrill Lynch	-	7,895
AKB Vneshtorgbank	-	1,004
Other long-term borrowings	353	65
Less: current portion of long-term debt	(2,610)	(7,007)
Total long-term debt	226	4,715

Aggregate maturities of long-term debt outstanding at December 31, 2001 were as follows:

For the year ended December 31,	
2003	11
Thereafter	215
Total long-term debt	226

Ministry of Finance/International Bank for Reconstruction and Development. At December 31, 2001, the Company had outstanding obligations to the Ministry of Finance of the Russian Federation and to the International Bank for Reconstruction and Development arising from borrowing agreements entered into by two of its subsidiaries. At December 31, 2001, the interest rates ranged from 5.06 percent to 6.01 percent per annum.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 15: Other Accounts Payable and Accrued Liabilities

	December 31, 2001	December 31, 2000
Promissory notes payable	2,824	7,457
Dividends payable	265	3,317
Advances from customers	2,022	1,113
Salaries and wages payable	1,044	851
Other	8,913	8,615
Total other accounts payable and accrued liabilities	15,068	21,353

Note 16: Taxes

Enacted changes in income tax rates. In March 1999, the Federal Law on Income Tax for Companies was amended, reducing, effective April 1, 1999, the statutory income tax rate from 35 percent to 30 percent.

In August 2000, the Federal Law on Income Tax for Companies was amended, restoring, effective January 1, 2001, the statutory income tax rate of 35 percent in most jurisdictions.

In August 2001, the tax code of the Russian Federation was amended. As a result, new statutory income tax rates were in place effective from January 1, 2002. The amended tax code reduces the income tax rate for income received from ordinary types of activities from 35 to 24 percent, the income tax rate for dividends received from domestic companies from 15 to 6 percent, and the income tax rate for dividends received from foreign companies from 30 to 15 percent. This reduction resulted in a one-time noncash net credit to income related to the adjustment to the Company's deferred tax asset and liability balances as of the date of enactment of this change in income tax rates. The net credit totaled RR 25,937 million, and was included within deferred tax benefit in the consolidated statement of income for 2001.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 16: Taxes (Continued)

Deferred income tax. Deferred income tax reflects the impact of temporary differences between the carrying values of assets and liabilities recognized for U.S. GAAP financial reporting purposes and such amounts recognized for statutory tax purposes. Deferred income tax assets and liabilities arising in different tax jurisdictions are not offset. Deferred income tax assets (liabilities) were comprised of differences arising between the carrying values of the following assets and liabilities:

	December 31,	
	2001	2000
Other long-term liabilities	5,412	7,191
Marketable securities	1,240	771
Accounts receivable	681	2,454
Taxes payable	562	2,885
Other	504	980
Gross deferred income tax assets	8,399	14,281
Unremitted earnings of subsidiaries and equity affiliates	(28,629)	(43,701)
Property, plant and equipment	(12,888)	(19,659)
Accounts receivable	(852)	(1,461)
Other	(714)	(1,166)
Gross deferred income tax liabilities	(43,083)	(65,987)
Net deferred income tax liability	(34,684)	(51,706)

Based on the current statutory results of the Company and its subsidiaries, management believes that it is likely that all deferred tax assets will be realized. Accordingly, no valuation allowances have been provided against deferred tax assets at December 31, 2001 and 2000.

Deferred income tax balances were classified in the consolidated balance sheets as follows:

	December 31,	
	2001	2000
Current deferred income tax asset and other current assets	2,717	6,989
Noncurrent deferred income tax asset	680	1,453
Current deferred income tax liability	(924)	(1,475)
Noncurrent deferred income tax liability	(37,157)	(58,673)
Net deferred income tax liability	(34,684)	(51,706)

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 16: Taxes (Continued)

Reconciliation of income tax. Presented below is a reconciliation between the provision for income tax and tax determined by applying the statutory tax rate to income before income tax, minority interest and extraordinary gain.

	Year ended December 31,		
	2001	2000	1999
Income before income tax, minority interest and extraordinary gain	108,623	165,363	59,233
Theoretical income tax expense at the statutory rate of 35 percent (30 percent in 2000 and in 1999)	38,018	49,609	17,769
Increase (decrease) in the theoretical income tax expense due to:			
Income taxed at other rates, investment tax credits, and other rate effects	(36,877)	(46,948)	(14,017)
Change in income tax rate	(25,937)	3,298	(1,296)
Nondeductible items	11,928	17,720	3,292
Deferred tax on unremitted earnings	11,605	25,632	13,335
Inflationary effects	4,456	4,657	4,690
Change in valuation allowance	-	-	(874)
Total income tax expense	3,193	53,968	22,899

Inflationary effects include the effect of providing for deferred income tax related to monetary gains and losses booked for U.S. GAAP financial reporting purposes. The change in valuation allowance was the result of changes in temporary differences of certain loss making subsidiaries.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 16: Taxes (Continued)

Taxes other than income tax. The Company is subject to a number of taxes other than on income which are detailed below. Payroll-based taxes are included with salary costs within selling, general and administrative expenses and operating expenses, as appropriate.

	Year ended December 31,		
	2001	2000	1999
Export duties	30,941	21,184	3,464
Royalty and mineral restoration tax	12,751	7,854	2,504
Excise tax	14,854	6,455	6,421
Road users tax	3,278	3,638	2,694
Fuel sales tax	-	2,417	2,019
Property tax	1,503	1,431	1,515
Tax penalties and interest	1,425	656	3,975
Other	494	2,123	1,908
Gross taxes other than income tax	65,246	45,758	24,500
Less: *1999* tax changes	-	-	(1,444)
Total taxes other than income tax	65,246	45,758	23,056

1999 tax changes. Effective January 1, 1999, a new tax code was adopted and the President of the Russian Federation issued a decree which reduced interest on tax liabilities if a company met certain requirements. During 1999, the Company reversed RR 1,444 million in accrued interest under the provisions referred to above.

Taxes payable at December 31, 2001 and 2000 were as follows:

	December 31,	
	2001	2000
Value-added tax	3,988	8,335
Income tax	2,874	5,969
Tax penalties and interest	1,882	4,458
Excise and fuel sales tax	2,734	3,709
Road users tax	418	591
Property tax	382	308
Royalty tax	1,064	145
Mineral restoration tax	885	106
Other	1,193	1,194
Taxes payable	15,420	24,815

At December 31, 2001 and 2000, RR 2,619 million and RR 5,390 million, respectively, of value-added tax and other associated sales taxes payable represent deferred amounts which are due upon settlement of the related receivable balances.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 17: Veteran Social Support Program

During 2000, the Company established the Veteran Social Support Program (the "Program") to provide retirement benefits and to fund the benefits for employees of the Company with at least 10 years experience as of January 1, 1999 (the "Participants"). Specifically, the Program's objective is to provide payments to Participants that would allow the Participants to move from their current residences to a more desirable location. Program benefits are based upon the performance of the Company's stock, subject to certain minimum stock performance and maximum benefit restrictions.

During 2001, certain key shareholders of the Company established the Veterans' Trust (the "Trust") to fund benefits paid under the Program. The Trust was funded by the shareholders with shares of OAO NK YUKOS ordinary stock. Under the terms of the Trust, benefits under the Program will be paid directly by the Trust beginning in 2005. Until that time, benefits claimed under the Program will be paid by the Company.

Total benefits payable under the Program are based upon the market appreciation on a notional number of shares of the Company's stock from a base USD 1.20 per share to a ceiling of USD 3.05 per share. Accordingly, at December 31, 2001, maximum benefits payable under the plan were RR 9,874 million (USD 327.6 million).

U.S. GAAP establishes that the substance of the Program is substantially the same for the Company and the employee whether the Plan is adopted by the Company or by a principal shareholder. Consequently, the Company recognizes all expenses under the Program. Any program costs paid by the shareholders or by the Trust will be recognized as additional capital contributions to the Company in the periods in which the Company receives such contributions from the shareholders or the Trust. The cost of Program benefits is being recognized as compensation expense over the Participants' remaining service lives.

During 2001 and 2000, the Company recognized RR 3,994 million and RR 308 million, respectively, of compensation expense related to the Program. At December 31, 2001 and 2000, accumulated Program benefits of RR 1,791 million and RR nil, respectively, were recorded within other long-term liabilities and RR 2,615 million and RR 308 million, respectively, were recorded within other accounts payable and accrued liabilities.

Note 18: Shareholders' Equity and Minority Interest

In April 2002, the Company's Board of Directors recommended for consideration at the Company's annual general meeting of shareholders that dividends of nominal RR 6.82 per share be paid for the Company's results for the year ended December 31, 2001. The Company's annual general meeting of shareholders is scheduled for June 27, 2002. The recommended dividend comprises an interim dividend of nominal RR 2.64 per share, which was declared and paid to shareholders during the fourth quarter of 2001, and an additional dividend of nominal RR 4.18 per share to be paid no later than August 2002. Only the interim dividend was reflected in the 2001 consolidated statement of changes in shareholders' equity.

Reserves available for distribution to shareholders are based on the statutory accounts of OAO NK YUKOS, which are prepared in accordance with Regulations on Accounting and Reporting of the Russian Federation and which differ from U.S. GAAP. Russian legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation and, consequently, management believes at present it would not be appropriate to disclose distributable reserves in these consolidated financial statements.

Included in minority interest at December 31, 2001 and 2000, was RR 61 million and RR 4,130 million, respectively, attributable to nonvoting preferred shareholders in the Company's subsidiaries. Preferred shareholders are generally entitled to an unspecified annual dividend. In the event of nonpayment of dividends, the preferred shares receive voting privileges.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 19: Earnings Per Share

Basic earnings per share is computed by dividing net income (the "numerator") by the weighted-average number of ordinary shares outstanding (the "denominator"). Diluted earnings per share is similarly computed using the treasury stock method, except the denominator is increased to include the dilutive effect of outstanding stock options and unvested shares of conditional stock awarded under the Company's compensation plans (Note 20). Issuance of these shares for option holders is contingent only upon a continued specified service period by the grantees. Issuance of the shares for conditional stock holders is contingent upon both a continued specified service period and upon meeting certain performance conditions by the grantees.

Diluted earnings per share included the dilutive effect of an additional 3 million shares for 2001. Basic and diluted earnings per share were identical for 2000 and 1999.

The denominator is based on the following weighted-average number of ordinary shares outstanding (millions of shares):

	Year ended December 31,		
	2001	2000	1999
Weighted-average shares outstanding – basic earnings per share	2,122	2,184	2,213
Add: incremental shares from assumed conversions of			
Stock options	1	-	-
Conditional stock	2	-	-
Weighted-average shares outstanding – diluted earnings per share	2,125	2,184	2,213

Note 20: Stock-Based Compensation Plan

In October 2000, the Company's Board of Directors passed a resolution authorizing management to develop a stock-based compensation plan. In April 2001, the Company's Board of Directors approved the YUKOS Stock Compensation Plan (the "Stock Compensation Plan") and authorized an initial award limitation of up to 85 million shares of the Company's ordinary stock through 2011. The Stock Compensation Plan provides for the granting of stock options and conditional stock awards to certain management personnel and other key employees, as determined by the Compensation Committee of the Company's Board of Directors. Vesting terms and exercise price for the awards are determined at the date of grant. The Company's Chief Executive Officer is not a participant in the Stock Compensation Plan.

In October 2001, the Company granted 1,556,920 nontransferable options to purchase shares of the Company's ordinary shares at USD 1.63 per share, the market price of the Company's ordinary shares as of the date the Board of Directors authorized the development of a stock-based compensation plan. Such ordinary shares as will be granted under the plan will be from treasury shares. Options granted in October 2001 vest 11 percent in each of the first three years following their grant, 33 percent four years following the grant, and 34 percent five years following the grant. The options expire ten years following grant date.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 20: Stock-Based Compensation Plan (Continued)

Additionally, in October 2001, the Company granted 5,349,610 nontransferable conditional stock awards to certain key management personnel. Under this award, Russian participants will receive the designated shares of stock on October 19, 2007 if they are continuously employed by the Company through October 19, 2007, and if the average market value of the Company's stock for the six months preceding October 19, 2007 is at least USD 1.20. Such ordinary shares as will be granted under the plan will be from treasury shares. Foreign participants may receive their shares on an accelerated basis based upon the terms of their employment. Under no circumstances are awards payable earlier than 2005.

All awards outstanding at December 31, 2001 were issued in October 2001 and are outlined below. None of the options are currently exercisable.

	Shares under option	Weighted average exercise price (USD)	Weighted average remaining contractual life in years
Conditional stock awards	5,349,610	-	5.8
Employee stock options	1,556,920	1.63	9.8

The Company has elected to account for employee stock compensation in accordance with the fair value provisions of SFAS 123. Under SFAS 123, the Company recognizes compensation expense equal to the fair value of the awards on the date of grant for fixed awards and based upon the fair value of variable awards during the vesting period.

The fair value of the Company's stock options and conditional stock awards used to measure compensation expense is the estimated present value at grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used for grants made during 2001: expected volatility of 68.5 percent, a risk-free interest rate of 4.2 percent for conditional stock awards and 4.5 percent for stock options, expected annual dividend yield of 2.5 percent, and an expected term of six years. The weighted average fair value of the Company's stock options granted in 2001 was USD 2.06 and the weighted average fair value of conditional stock grants was USD 2.59.

Recorded compensation expense related to stock awards, including conditional stock and stock options issued by the Company, was RR 26 million for the year ended December 31, 2001.

Note 21: Commitments and Contingent Liabilities

Operating environment. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls, a low level of liquidity in the public and private debt and equity markets, and continued inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Guarantees. The Company has issued guarantees to and on behalf of various organizations such as government entities and strategic customers or suppliers. At December 31, 2001, these guarantees totaled RR 4,272 million.

Taxation. Russian tax legislation is subject to varying interpretations and constant changes, which may be retroactive. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest. Consolidated tax returns are not required under existing Russian tax legislation. Tax audits are performed on an individual entity basis only. Tax periods remain open to review by the tax authorities for three years.

Environmental liabilities. The Company and its predecessor entities have operated in the Russian Federation for many years and certain environmental problems have developed. Environmental regulations and their enforcement are continually being considered by government authorities and the Company periodically evaluates its obligations related thereto. As obligations are determined, they are provided for over the estimated remaining lives of the related oil and gas reserves, or recognized immediately, depending on their nature. The outcome of environmental liabilities under proposed or any future legislation, or as a result of stricter enforcement of existing legislation, cannot reasonably be estimated. Under existing legislation, management believes there are no probable liabilities that are in excess of amounts accrued under the units-of-production method in the consolidated financial statements which would have a material adverse effect on the financial position, operating results or liquidity of the Company.

Legal contingencies. The Company is the named defendant in a number of lawsuits as well as a named party in numerous other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or liquidity of the Company.

Note 22: Segment Information

The Company's business activities are conducted predominantly through two major business segments: Exploration and Production, and Refining and Marketing. These segments were determined based on the way that management organizes the segments within the Company for making operating decisions and assessing performance, and how they are evident from the structure of the Company's internal organization.

Exploration and Production primarily explores for, develops and extracts liquid hydrocarbons, which are then processed to produce crude oil and natural gas, primarily through the Company's subsidiaries, Yuganskneftegas and Tomskneft in Western Siberia, and Samaraneftegas in the Samara region of the Russian Federation.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 22: Segment Information (Continued)

Refining and Marketing primarily refines, markets and distributes crude oil and refined oil products for export and domestic sales.

In addition to these two major business segments, the Corporate and Other segment consists primarily of the Company's corporate offices, which provide treasury operations, business services and infrastructure support to its operating business segments, and other subsidiaries, which provide procurement and logistics services to internal and third parties.

Domestic sales exclude distribution costs which, under the Russian crude oil distribution system, are charged to the purchasers of crude oil by Transneft, the state owned oil distribution company.

Due to the nature of its business, the Company may at times export over 10 percent of its annual crude oil or oil products revenues to individual customers. However the Company does not believe that it is reliant on any particular customer.

Sales information for the years ended December 31, 2001, 2000 and 1999 is presented below.

	Year ended December 31,		
	2001	2000	1999
Export sales – crude oil	153,721	168,695	75,495
Export sales – oil products	52,596	52,390	22,559
Domestic sales – crude oil	1,677	5,280	4,784
Domestic sales – oil products	79,583	92,317	50,463
Processing fees	4	-	1,279
Other	8,148	10,349	5,928
Total sales and other operating revenues	295,729	329,031	160,508

	Year ended December 31,		
	2001	2000	1999
Crude oil export sales (thousands of metric tons)	30,143	24,364	17,860
Crude oil domestic sales (thousands of metric tons)	856	1,642	1,788
Total crude oil sales (thousands of metric tons)	30,999	26,006	19,648
Oil products export sales (thousands of metric tons)	9,875	7,505	6,079
Oil products domestic sales (thousands of metric tons)	16,811	16,963	14,856
Total oil products sales (thousands of metric tons)	26,686	24,468	20,935

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 22: Segment Information (Continued)

Total sales volumes for the years ended December 31, 2001, 2000 and 1999 include amounts purchased from third parties as follows:

	Year ended December 31,		
	2001	*2000*	*1999*
Crude oil third party purchases (thousands of metric tons)	2,809	3,598	6,135
Oil products third party purchases (thousands of metric tons)	1,002	928	-
Total third party purchases (thousands of metric tons)	3,811	4,526	6,135

Operating segment information as of and for the year ended December 31, 2001 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Total
Costs and other deductions				
Crude oil and oil products purchased	-	14,627	-	14,627
Operating expenses	27,392	12,146	655	40,193
Distribution expenses	-	29,638	-	29,638
Selling, general and administrative expenses	4,452	9,630	8,492	22,574
Depletion, depreciation and amortization	10,545	1,205	38	11,788
Taxes other than income tax	20,243	44,960	43	65,246
Exploration expenses	1,672	-	-	1,672
Other expenses	958	184	518	1,660
Total costs and other deductions	65,262	112,390	9,746	187,398
Additions to property, plant and equipment	21,171	4,650	1,864	27,685
Total assets	127,896	67,908	147,393	343,197

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Note 22: Segment Information (Continued)

Operating segment information as of and for the year ended December 31, 2000 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Total
Costs and other deductions				
Crude oil and oil products purchased	-	23,069	-	23,069
Operating expenses	21,835	10,059	21	31,915
Distribution expenses	-	24,277	-	24,277
Selling, general and administrative expenses	5,498	9,730	4,588	19,816
Depletion, depreciation and amortization	8,987	928	234	10,149
Taxes other than income tax	16,156	29,562	40	45,758
Exploration expenses	1,175	-	-	1,175
Other expenses	595	144	7,672	8,411
Total costs and other deductions	54,246	97,769	12,555	164,570
Additions to property, plant and equipment	19,679	1,423	838	21,940
Total assets	126,017	76,478	108,642	311,137

Operating segment information as of and for the year ended December 31, 1999 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Total
Costs and other deductions				
Crude oil and oil products purchased	-	8,365	-	8,365
Operating expenses	13,586	5,784	417	19,787
Distribution expenses	-	10,806	-	10,806
Selling, general and administrative expenses	4,638	7,882	4,443	16,963
Depletion, depreciation and amortization	9,090	725	189	10,004
Taxes other than income tax	12,934	9,982	140	23,056
Exploration expenses	1,010	-	-	1,010
Other expenses	8,120	235	7,419	15,774
Total costs and other deductions	49,378	43,779	12,608	105,765
Additions to property, plant and equipment	5,177	712	911	6,800
Total assets	147,473	14,181	69,864	231,518

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

In accordance with Statement of Financial Accounting Standards No. 69, *Disclosures about Oil and Gas Producing Activities* ("SFAS 69"), this section provides supplemental information on oil and gas exploration and production activities.

The Company's production activities are almost exclusively within the Russian Federation; therefore, all of the information provided in this section pertains entirely to this region. The Company operates directly and through various production subsidiaries.

Oil and Gas Exploration and Development Costs

The following tables set forth information regarding oil and gas exploration and development costs. The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the year.

	Year ended December 31,		
	2001	2000	1999
Costs incurred in exploration and development activities			
Development costs	19,610	15,362	4,116
Property acquisition costs	-	2,184	17,680
Exploration costs	3,275	1,849	1,444
Total costs incurred in exploration and development activities	22,885	19,395	23,240

	Year ended December 31,		
	2001	2000	1999
Capitalized costs of oil and gas properties			
Producing assets	183,222	183,539	177,817
Support facilities and equipment	128,333	121,702	136,595
Incomplete construction	19,259	10,278	7,779
Total capitalized costs of oil and gas properties	330,814	315,519	322,191
Accumulated depreciation, depletion and amortization	(219,179)	(212,262)	(205,795)
Net capitalized costs of oil and gas properties	111,635	103,257	116,396

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Results of Operations for Oil and Gas Producing Activities

The Company's results of operations for oil and gas producing activities are shown below. Natural gas production does not represent a material portion of the Company's total oil and gas production.

In accordance with SFAS 69, results of operations for oil and gas producing activities do not include general corporate overhead and monetary effects, nor their associated tax effects. Income tax is based on statutory rates for the year, adjusted for tax deductions, tax credits and allowances. Revenues from net production are calculated at the well head.

	Year ended December 31,		
	2001	2000	1999
Revenues from net production			
Sales	114,961	154,520	61,831
Transfers [1]	51,170	78,298	21,874
	166,131	232,818	83,705
Operating expenses	24,165	19,257	12,919
Taxes other than income tax	19,068	15,191	12,795
Depreciation, depletion and amortization	9,208	7,431	7,953
Exploration expenses	1,672	1,175	1,010
Related income tax expense	17,074	27,294	5,726
Results of operations for oil and gas producing activities	94,944	162,470	43,302

(1) Transfers represent oil transferred to affiliated enterprises for processing. Such transfers are valued at average domestic market prices for crude oil, as required under SFAS 69.

Proved Oil and Gas Reserve Quantities

As determined by the Company's independent reservoir engineers, DeGolyer and MacNaughton, the following information presents the balances of proved oil and gas reserve quantities as of December 31, 2001. The definitions used are in accordance with applicable United States Securities and Exchange Commission ("SEC") regulations, and include the application of the "one-offset" rule on undeveloped properties.

The Company and its independent reservoir engineers believe that in some instances the geological nature of the Company's fields and the nature of reservoirs in Russia support a less restrictive application of the one-offset rule. Nevertheless, the Company has applied the rule in its determination of proved reserves as of December 31, 2001 due to the SEC's recent clarification that the rule is applicable to Russian fields. Proved reserve quantities have been disclosed for December 31, 2001 only, as comparative information for prior periods is unavailable at the date of the preparation of the Supplemental Oil and Gas Information. However, such comparative reserve quantity information will be provided once it becomes available.

In determining proved reserve quantities, proved reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic conditions. In some cases, substantial new investment in additional wells and related support facilities and equipment will be required to recover such proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change over time as additional information becomes available.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Proved Oil and Gas Reserve Quantities (Continued)

Proved developed reserves are those reserves which are expected to be recovered through existing wells with existing equipment and operating methods. Undeveloped reserves are those reserves which are expected to be recovered as a result of future investments to drill new wells, to recomplete existing wells and/or install facilities to collect and deliver the production from existing and future wells.

"Net" reserves exclude quantities due to others when produced.

Reserves attributable to certain oil and gas discoveries were not considered proved at December 31, 2001 due to geological, technological or economic uncertainties and therefore are not included in the tabulation.

	Crude oil, condensate and natural gas liquids		Natural gas	
	Millions of barrels	Millions of metric tons	Billions of cubic feet	Billions of cubic meters
Net proved reserves at December 31, 2001	9,630	1,313	2,512	71
Net proved developed reserves at December 31, 2001 (included above)	7,374	1,007	1,789	51

The above reserve quantities include 100 percent of the net reserve quantities attributable to the Company's consolidated subsidiaries.

A portion of the Company's total proved reserves are classified as either developed nonproducing or undeveloped. Of the nonproducing reserves, a portion represents existing wells which are to be returned to production at a future date. The further development of these reserves is dependent on various economic factors which influence the level of funds available to the Company.

The net prices used in the forecast of future net revenues are the December 31, 2001 weighted average of the prices received for sales domestically, for exports to former Soviet Union ("FSU") countries, for exports to nonFSU countries, and for domestic transactions, after adjustments, where applicable, for certain costs, duties and taxes.

(In constant Russian Rubles (tabular amounts in millions) of December 31, 2001 purchasing power)

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows is calculated in accordance with SFAS 69. SFAS 69 requires measurement of future net cash flows by applying year-end prices and costs and a discount factor of ten percent to year-end quantities of estimated net proved reserves using a standardized formula. The calculation assumes continuation of year-end economic and political conditions and requires extensive judgment in estimating the timing of future production of reserves. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculation. As a result, future cash flows calculated under SFAS 69 are not necessarily indicative of the Company's future cash flows, nor the fair value of its oil and gas reserves; other assumptions of equal validity could give rise to materially different results.

As discussed in the previous section, the Company has not presented proved oil and gas reserve quantities for periods prior to December 31, 2001. For the same reason, the standardized measure of discounted future net cash flows, and changes therein, for periods prior to December 31, 2001 are also not presented. Such comparative information will be provided once it becomes available.

	December 31, 2001
Future cash inflows from production	3,480,808
Future development and production costs	(2,132,556)
Future income tax expense	(315,596)
Undiscounted future net cash flows	1,032,656
Ten percent annual discount	(642,796)
Standardized measure of discounted future net cash flows	389,860

Annex 1

Brief descriptions of material events affecting the Company's business

1. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 28, 2002 on a change in the share held by OAO NK YUKOS in the charter capital of OAO "Vostochnaya neftyanaya kompanya" (Eastern Oil Company) from 55.95% to 92.77 % ; message serial number in accordance with FCSM classification - 0400198A28052002.

2. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 24, 2002 on a change in the share held by OAO NK YUKOS in the charter capital of OOO "Sibintek-Lizing" from 0% to 100 % ; message serial number in accordance with FCSM classification - 0400198A24052002.

3. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 14, 2002 on a change in the share held by OAO NK YUKOS in the charter capital of ZAO "Strezhevoy" from 98.68% to 0 % ; message serial number in accordance with FCSM classification - 0400198A14052002.

4. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 14, 2002 on a change in the share held by OAO NK YUKOS in the charter capital of ZAO "Luguinetskoye" from 98.42% to 0 % ; message serial number in accordance with FCSM classification - 0400198A14052002.

5. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 14, 2002 on a change in the share held by OAO NK YUKOS in the charter capital of ZAO "Vasyugan" from 98.8% to 0 % ; message serial number in accordance with FCSM classification - 0400198A14052002.

6. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 14, 2002 on a change in the share held by OAO NK YUKOS in the charter capital of ZAO "Igol" from 98.5% to 0 % ; message serial number in accordance with FCSM classification - 0400198A14052002.

7. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 14, 2002 on a change in the share held by OAO NK YUKOS in the charter capital of ZAO "Vakh" from 98.58% to 0 % ; message serial number in accordance with FCSM classification - 0400198A14052002.

Annex 2

Minutes of voting at Board of Directors meeting

Date of emergence of fact (event, action): 16.05.2002
Code of fact (event, action): 1300198A16052002

Date of Board of Directors meeting at which the decisions were adopted: 13.05.2002.

Total number of members of Board of Directors on list - 14.
Members of Board of Directors taking part in the voting:
S.V. Muravlenko – Chairman of the Board of Directors
Yu.A. Golubev
R.K. Gupta
K.G. Kakalovsky
V.A. Kazakov
V.I. Karasev
A.E. Kontorovich
J. Kosciusko-Morizet
S.C. Carey
B. Lozé
Yu.P. Pokholkov
M. Soublin
A.V. Temerko
M.B. Khodorkovsky

A quorum for the adoption of decisions exists.

Complete wording of decisions adopted in accordance with the minutes of the meeting of the Board of Directors and the results of the voting:

On the agenda question: To approve the conclusion, in the name of the "YUKOS" Oil Company" OJSC, of an Agreement for the Purchase-Sale of Shares in the closed joint-stock companies (hereinafter "Shares") enumerated below, between the "YUKOS" Oil Company" OJSC and the "Tomskneft" VNK" OJSC (the Purchaser), as a transaction in the performance of which an interested party is "YUKOS-Moscow", Ltd. - managing company of the "YUKOS" Oil Company" OJSC, which had granted powers to the executive body (managing company) of the "YUKOS" Oil Company" OJSC to establish (amend) the terms and conditions of the Agreement with the exception of those established by the present decision, and to approve the price of the Shares according to the indicated Agreement, based on market value, in accordance with the following:

Name of Company	Charter capital, *(1000 Rbls.)*	Quantity of shares sold, *(% of CC)*	Price of shares sold *(1000 Rbls.)*
"Luginetskoye" CJSC	550 235	98,42%	541 301
"Vasyugan" CJSC	951 780	98,8%	940 021
"Vakh" CJSC	835 872	98,58%	823 696
"Igol" CJSC	754 584	98,5%	742 947
"Strezhevoy" CJSC	233 601	98,68%	230 432
		TOTAL:	**3 278 397**

and to recommend to the executive body (the managing company) of the "YUKOS" Oil Company" OJSC that it organize the signing, in the name of the "YUKOS" Oil Company" OJSC, of the Agreement between the "YUKOS" Oil Company" OJSC and the "Tomskneft" VNK" OJSC.
The indicated decision of the Board of Directors of the "YUKOS" Oil Company" OJSC shall be a decision to cease participation in the above-indicated closed joint-stock companies.

Results of the voting on the third question:
"FOR" - 13
"AGAINST" - none
"ABSTAINED" - none

Director for Securities and Investments,
"YUKOS-Moscow", Ltd. -
managing company of the "YUKOS" Oil Company" OJSC
S.V. Liapunov

Minutes of voting at Board of Directors meeting

Date of emergence of fact (event, action): 22.05.2002
Code of fact (event, action): 1300198A22052002

Date of Board of Directors meeting at which the decisions were adopted: 17.05.2002.

Total number of members of Board of Directors on list - 14.
Members of Board of Directors taking part in the voting:
S.V. Muravlenko – Chairman of the Board of Directors
Yu.A. Golubev
R.K. Gupta
K.G. Kakalovsky
V.A. Kazakov
V.I. Karasev
A.E. Kontorovich
J. Kosciusko-Morizet
S.C. Carey
B. Lozé
M. Soublin
A.V. Temerko
M.B. Khodorkovsky

A quorum for the adoption of decisions exists.

Complete wording of decisions adopted in accordance with the minutes of the meeting of the Board of Directors and the results of the voting:

On the first agenda question: To confirm the text of the notification of the holding of the annual general meeting of shareholders of the "YUKOS" Oil Company" OJSC:

Results of the voting on the first question:

"FOR"	- 13
"AGAINST"	- none
"ABSTAINED"	- none

On the second question: To confirm the form and text of the ballots for voting on questions on the agenda of the annual general meeting of shareholders of the "YUKOS" Oil Company" OJSC:

Results of the voting on the second question:

"FOR"	- 13
"AGAINST"	- none

"ABSTAINED" - none

Director for Securities and Investments,
"YUKOS-Moscow", Ltd. -
managing company of the "YUKOS" Oil Company" OJSC
S.V. Liapunov

Annex 3

Williams, YUKOS, and Government of Lithuania Initial Agreements on Mažeikių Nafta

Tulsa/Moscow/Vilnius, May 31, 2002 – Today, the international unit of Williams (NYSE: WMB), YUKOS Oil Company (RTS:YUKO) and the Lithuanian Government completed the initialing of agreements concerning the participation of a wholly-owned YUKOS subsidiary in the equity of the Lithuanian company Mažeikių Nafta. The documents were initialed by Nerijus Eidukevicius of the Government of Lithuania, Randy Majors, Managing Director of Williams International Company, Mikhail Brudno, First Vice President of YUKOS representing the YUKOS subsidiary, and Bruce Misamore, Chief Financial Officer of YUKOS.

"We welcome this significant joint step by the Lithuanian Government, Williams, and YUKOS," said Randy Majors, Managing Director of the international unit of William. "Today's completion of the initialing signifies that all of the issues have been resolved between the parties and opens the door for the transaction to be closed in the very near future. Williams is optimistic that following the passage of necessary legislative changes in Lithuania's parliament, as well as an extraordinary meeting of Mažeikių Nafta shareholders, we will be able to complete this transaction and bring YUKOS in as a new shareholder in the company before the end of June.

"We are extremely satisfied that we were able to resolve the outstanding issues during such a short period of time and reach a beneficial agreement between all participating parties. Williams appreciates all of the hard work and efforts extended over the past few weeks by the negotiating teams from the Lithuanian Government and YUKOS," said Majors.

"We are quite pleased that the agreements have been approved by the Lithuanian Government, and are looking forward to the affirmative parliamentary decisions which are necessary for the closure of this transaction in June, and focusing on the next stage of Mažeikių Nafta's modernization," said Bruce Misamore, Chief Financial Officer of YUKOS. "All of the parties will benefit from the agreements we have reached. Through extensive negotiations over the past several months, the Government, YUKOS, and Williams have negotiated in good faith to reach an agreement acceptable to all. Like Williams, we have been very pleased with the responsiveness of the Government in trying to bring this transaction to a conclusion," said Misamore.

The Lithuanian Government, the international unit of Williams, and the YUKOS Oil Company have been working to complete a transaction, which includes the purchase by YUKOS of new Mažeikių Nafta share equity for $75 million and a loan to Mažeikių Nafta of $75 million. In addition to YUKOS' equity investment, the transaction includes a 10-year crude oil supply agreement, by which the Russian company would supply a minimum of nearly five million tons (or 35 million barrels) of crude oil per year to Mažeikių Nafta's refinery.

Following completion of the transaction, both the international unit of Williams and YUKOS would hold a 26.85 percent share of Mažeikių Nafta, while the Lithuanian Government would hold equity equal to 40.66 percent. Williams would also retain management of Mažeikių Nafta, established by an agreement with the Lithuanian Government signed in October of 1999.

About Williams
Williams, through its subsidiaries, connects businesses to energy, delivering innovative, reliable products and services. Williams information is available at www.williams.com (English) and www.williams.lt (Lithuanian).

About the YUKOS Oil Company
Headquatered in Moscow, Yukos is the largest fully privatized Russian integrated oil company. Visit the company's website at www.yukos.com (English), www.yukos.ru (Russian) and www.yukos.lt (Lithuanian).

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS Reports Increased Reserves at End of Year 2001 on Comparable Basis; Adopts Revised Basis for Reporting Reserves

Moscow, May 30, 2002 - **YUKOS Oil Company ("YUKOS")** today announced that DeGolyer and MacNaughton, its independent reserve engineers, have completed their appraisals of YUKOS' oil and gas reserves as of December 31, 2001. Their evaluation was performed on both a Society of Petroleum Engineers (SPE) basis and on a U.S. Securities and Exchange Commission (SEC) basis. Both appraisal reports use consistent price and cost assumptions that meet SEC disclosure requirements. However, reserve definitions differ between the two reports. The SEC's regulations concerning proved reserves are stricter than those of the SPE. Most significantly, proved undeveloped reserves calculated on an SEC basis were adjusted for the SEC's "one offset" rule, which is described below. The SEC basis report also does not include estimates for probable and possible reserves.

On an SPE basis, YUKOS' total proved reserves of oil increased from 1.612 billion metric tons (11.769 billion barrels) at year-end 2000 to 1.718 billion metric tons (12.581 billion barrels) at the end of 2001, an increase of approximately 6.6%. Total proved reserves of gas increased from 73 billion cubic meters (2.591 trillion cubic feet) at the end of 2000 to 127 billion cubic meters (4.49 trillion cubic feet) at the end of 2001, an increase of approximately 74%. On a total BOE (barrels of oil equivalent) basis, YUKOS' total proved reserves increased from 12.2 billion barrels at year-end 2000 to 13.3 billion barrels at year-end 2001.

During 2001, the SEC clarified its position regarding estimations of proved undeveloped reserves in Russia. Specifically, the SEC stated that proved undeveloped reserves can be claimed only for legal and technically justified drainage areas offsetting an existing productive well. In the case of more than one well existing in the same reservoir, additional reserves that are over and above one offset location away can only be claimed if communication between such wells can be demonstrated (i.e. where it can be demonstrated with certainty that there is continuity of production, whereas the SPE definition allows proved undeveloped reserves to be estimated when there is reasonable certainty that the objective formation is laterally continuous and contains commercially recoverable hydrocarbons at locations beyond direct offsets). Therefore, for SEC reporting purposes, unless actual wells have been drilled into areas of reserves beyond the one offset location to prove continuity, it is not possible to claim such reserves as proved undeveloped.

YUKOS and its independent reserve engineers believe that in some instances the geological nature of YUKOS' fields and the nature of reservoirs in Russia support a less restrictive application of the one offset rule, consistent with what has been the practice in past years. However, beginning with reserve information for 2001, YUKOS will begin publishing reserve information using the more conservative definitions required, and recently clarified, by the SEC. YUKOS reserve information for 1999 and 2000 that is consistent with the 2001 SEC case reserve information is currently not available. YUKOS expects to make this information available once DeGolyer and MacNaughton have completed their appraisal for those respective periods, which is currently underway. YUKOS expects that its reserves reported for these prior periods will reflect lower than previously reported proved reserves levels when the more conservative SEC requirements are applied. On a total BOE (barrels of oil equivalent) basis, YUKOS' total proved reserves on the SEC basis were 10 billion barrels at year-end 2001.

Presented in the table below is a summary of YUKOS' consolidated reserves for SPE case and SEC case as of December 31, 2001, prepared on the bases described above. Comparative information for the previous three years is also provided on an SPE basis.

	YUKOS Net Reserves			
	Oil & Condensate (million metric tons)	Sales Gas (billion cubic meters)	Oil & Condensate (million barrels)	Sales Gas (billion cubic feet)
At December 31, 2001:				
SEC case				
Proved developed	1,007	51	7,374	1,789
Proved undeveloped	306	20	2,256	723
Total proved	1,313	71	9,630	2,512
At December 31, 2001:				
SPE case				
Proved developed	1,007	51	7,374	1,789
Proved undeveloped	711	76	5,207	2,701
Total proved	1,718	127	12,581	4,490

At December 31, 2000:

SPE case

Proved developed	751	20	5,480	725
Proved undeveloped	861	53	6,289	1,866
Total proved	1,612	73	11,769	2,591

At December 31, 1999:

SPE case

Proved developed	751	20	5,482	718
Proved undeveloped	812	24	5,930	834
Total proved	1,563	44	11,412	1,552

At December 31, 1998:

SPE case

Proved developed	524	16	3,824	576
Proved undeveloped	718	23	5,244	815
Total proved	1,242	39	9,068	1,391

Cautionary Note –

Some of the items discussed in this press release are forward-looking statements, including the Company's expectations regarding reserve appraisals to be conducted for periods prior to December 31, 2001 on an SEC basis. These statements are based on management's current expectations, estimates and projections. The statements included in this release are not guarantees. Actual outcomes and results could differ materially from what is expressed or forecasted in these forward-looking statements. The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as SPE case reserves, that would not meet the guidelines of the SEC for inclusion in documents filed with the SEC.

YUKOS REPORTS 2001 4th QUARTER AND FULL YEAR US GAAP RESULTS

Moscow, May 30,2002. – The YUKOS Oil Company today reported its audited, consolidated financial results for the fourth quarter and full year 2001.

Financial and operating highlights[1] *(in billions except for per share figures)*

1 US dollar figures are provided for reader convenience only, at the end of period exchange rate of $1= RR 30.14 for 2001, unless otherwise indicated. All amounts in the YUKOS consolidated financial statements are expressed in constant Russian Rubles at December 31, 2001 purchasing power. See note on currency translation at the end of this press release.

	4th Quarter 2001		FY 2001		FY 2000	
	USD	RR	USD	RR	RR	
Gross Revenues	1.92	57.98	9.81	295.73	329.03	
Net Income	0.36	10.96	3.47*	104.66*	111.30	
Earnings per share, basic	0.17	5.15	1.64*	49.32*	50.96	
Earnings per share, diluted	0.17	5.14	1.63*	49.25*	50.96	
Dividends per share, nominal RR [2,3]				6.82[3]	3.84	
Earnings per ADR, basic[2]	2.56	77.25	24.55*	739.80*	764.44	
Earnings per ADR, diluted[2]	2.56	77.10	24.51*	738.75*	764.44	
	bopd'000	MMT	bopd'000	MMT	bopd'000	MMT
Production	1,217	15.40	1,162	58.07	989	49.55
Refinery throughput	576	7.30	581	29.00	533	26.70

* *including the effects of a change in deferred taxes*

- Consolidated revenues of RR 295.73 billion (USD 9.81 billion) in 2001, down 10.1% year on year, as increased production and higher exports of crude and refined products were offset by lower domestic and international oil prices
- Upstream production growth to an average rate of 1.162 million barrels per day, up 17.5% compared to 2000, over twice the Russian oil industry average.
- Refinery throughput increase of 9.0% to 581 thousand barrels per day
- 2001 capital expenditure program of RR 28.5 billion (USD 944 million); E&P expansion, refinery modernization and marketing network development programs on track.
- Total dividend pertaining to 2001 proposed to be increased to RR 15.25 billion (approx $500 million)[3] from RR 8.59 billion in 2000, in line with policy to progressively increase payout ratio.
- E&P production costs, excluding depreciation and taxes, decline slightly to $1.98 per bbl as cost efficiency remains a key management priority.

"Our financial results in 2001 demonstrate the effectiveness of YUKOS' long-term development strategy and confirm our position as a leader in the industry," said Mikhail Khodorkovsky,

---

2 Each American Depositary Receipt (ADR) is equivalent to 15 YUKOS common shares. The US dollar amount of the ADR dividend will be determined by the exchange rate obtained by the ADR Depositary to convert the dividend to US dollars on the date of payment

3 Subject to approval by AGM on June 27, 2002; includes interim dividend of nominal RR 2.64 per share already paid out

YUKOS CEO. "This year, we continue to implement our policy of tight control over production costs. The Company aims to meet its targets of production growth and market expansion. While ensuring increasing efficiency in our work, we are consistently increasing YUKOS' shareholder value in the interests of all our shareholders, employees, customers, suppliers, and the general public."

2001 Fourth Quarter and Full Year Financial Review

Net income was RR 10.96 billion (USD 363 million) in the fourth quarter of 2001. For full year 2001, net income excluding the effect of a change in income tax rates was RR 78.8 billion (USD 2.6 billion), compared to RR 111.3 billion in 2000. A reduction in Russian Federation income tax rates adopted during the third quarter and effective beginning January 1, 2002, created a one-time non-cash credit to income due to a reduction in deferred taxes in the amount of RUR 25.9 billion (USD 861 million). Including the effects of the tax rate change, net income for full year 2001 totaled RR 104.66 billion (USD 3.47 billion), compared to RR 111.3 billion in 2000.

Net income was adversely affected by accounting monetary losses recorded in accordance with hyperinflationary accounting procedures due to the high rate of domestic inflation in Russia during the reporting period. For the fourth quarter monetary losses of RR 5.5 billion (USD 181 million) were recorded and monetary losses of RR 17.9 billion (USD 593 million) were recorded for the full year 2001, compared to RR 6.9 billion in 2000.

Basic net income per share in the fourth quarter was RUR 5.15 (USD 0.17) per ordinary share and RR 49.32 (USD 1.64) per ordinary share for the full year of 2001, compared to RR 50.96 per ordinary share for the full year of 2000. Diluted net income per share in the fourth quarter was RR 5.14 (USD 0.17) per ordinary share and RR 49.25 (USD 1.63) per ordinary share for the full year of 2001, compared to RUR 50.96 per ordinary share for the full year of 2000.

Gross sales and other operating revenues were RR 57.98 billion (USD 1.92 billion) in the fourth quarter of 2001 and RR 295.73 billion (USD 9.81 billion) for full year 2001, compared to RR 329.03 billion in 2000. Capital expenditures totaled RR 8.07 billion (USD 268 million) in the fourth quarter of 2001 and RR 28.5 billion (USD 944 million) in the full year 2001, compared to RR 21.9 billion in 2000.

The annual financial statements were prepared in accordance with US GAAP and have been audited by PricewaterhouseCoopers. Financial numbers for the fourth quarter of 2001 have not been audited or reviewed by PricewaterhouseCoopers. Comparative financial numbers for the fourth quarter of 2000 are not available since YUKOS started publishing quarterly results beginning with the first quarter of 2001.

Operating environment: Strong increases in production, lower realized prices, higher taxes

During the fourth quarter of 2001, YUKOS produced 15.4 million tonnes (112 million barrels) of crude oil. This represents a 15.2% increase over the same period of 2000. Crude oil production for the full year was 58.07 million tonnes (424 million barrels) or 17.2% more than for the full year of 2000.

Total crude and product sales, including resale of purchased crude and products reached 14.3 million tonnes (104.3 million barrels) in the fourth quarter of 2001. Total crude and product sales in the full year 2001 were 57.7 million tonnes (421.7 million barrels), a 14.3% increase over 2000.

Crude oil exports, including resale of purchased crude, were 7.2 million tonnes (52.7 million barrels) in the fourth quarter of 2001, and 30.1 million tonnes (220.4 million barrels) for full year 2001, a 23.7% increase over 2000. Exports of YUKOS' own crude (including railway and river shipments) were 43% of crude oil production in the fourth quarter 2001. Exports for the full year of 2001 were 48% of crude production compared to 45% in 2000.

Exports of oil products in the fourth quarter of 2001 totaled 2.3 million tonnes (16.8 million barrels). Domestic sales of oil products were 4.3 million tonnes (31.6 million barrels). Exports of oil products in the full year 2001 increased by 31.6% year on year to 9.9 million tonnes (72.2 million barrels) and domestic sales of oil products fell by .9 % to 16.8 million tonnes (122.9 million barrels).

Refining throughput for the fourth quarter of 2001 was 7.3 million tonnes (53 million barrels) compared to 7.2 million tonnes (53 million barrels) in the fourth quarter of 2000. Refining throughput for the full year 2001 increased by 8.7% and reached 29 million tonnes (212 million barrels). Light product yield was 56.48% in the fourth quarter of 2001 and 58.07% in the full year 2001.

The average realized price for exported crude in the fourth quarter of 2001 was USD 127.86 per tonne (USD 17.49 per barrel) in nominal US dollars, without the effects of inflation accounting. The average realized price for exported crude for the full year 2001 was USD 162.74 per tonne (USD 22.26 per barrel), compared to USD 188.22 per ton (USD 25.75 per barrel) in 2000.

In the fourth quarter of 2001, the average realized export price for refined products was USD 131.92 per tonne (USD 18.05 per barrel) in nominal US dollars. The average realized export price for refined products in the full year 2001 was USD 169.97 per tonne (USD 23.25 per barrel) in nominal US dollars, without effects of inflation accounting, compared to USD 189.77 per tonne (USD 25.96 per barrel) in 2000.

On the domestic oil product market, the realized price (in nominal price units, without effects of inflation accounting) was USD 134.99 per tonne (USD 18.47 per barrel) in the fourth quarter of 2001. For the full year of 2001 the realized price was USD 151.07 per tonne (USD 20.67 per barrel) compared to USD 147.95 per tonne (USD 20.24 per barrel) in 2000.

Taxes, other than income tax, were RR 16.9 billion (USD 562 million) in the fourth quarter of 2001 and RR 65.2 billion (USD 2.2 billion) for full year 2001, compared to RR 45.8 billion in the full year 2000, a 42.6% increase explained primarily by higher export duties and excise taxes.

Distribution expenses were RR 5.1 billion (USD 169 million) in the fourth quarter of 2001 and RR 29.6 billion (USD 983 million) for the full year 2001, up 22% from RR 24.3 billion in the full year 2000, driven by higher production volumes and transportation tariffs.

Financial performance: stable operating expenses, increased dividends.

Gross sales and other operating revenues were RR 57.98 billion (USD 1.92 billion) in the fourth quarter of 2001 and RR 295.73 billion (USD 9.81 billion) for the full year 2001, compared to RR 329.03 billion in the full year 2000. Operating expenses were RR 8.5 billion (USD 281 million) in the fourth quarter of 2001 and RR 40.2 billion (USD 1.3 billion) for the full year, compared to RR 31.9 billion in 2000.

Earnings before interest, taxes, depreciation, and amortization (EBITDA, defined as gross sales and other operating revenues less costs and other deductions plus DD&A) for the fourth quarter of 2001 was RR 17.3 billion (USD 576 million) and RR 120.1 billion (USD 4.0 billion) for the full year 2001, compared to RR 174.6 billion in 2000.

Depreciation, depletion and amortization was RR 3.2 billion (USD 105 million) in the fourth quarter of 2001 and RR 11.8 billion (USD 391 million) for full year 2001, compared to RR 10.1 billion in 2000.

Net cash flow from operating activities was RR 18.0 (USD 598 million) in the fourth quarter 2001 and 99.0 billion (USD 3.3 billion) for full year 2001, compared to RR 109.8 billion in 2000.

Cash, cash equivalents and marketable securities as of December 31, 2001 were RR 107.7 billion (USD 3.6 billion) compared to RR 92.7 billion (USD 3.1 billion) at December 31, 2000. Long-term and short-term debt was RR 3.5 billion (USD 117 million) at the end of 2001 compared to RR 14.2 billion at December 31, 2000.

Capital expenditures in the fourth quarter of 2001 totaled RR 8.1 billion (USD 268 million) and RR 28.5 billion (USD 944 million) for the full year, compared to RR 21.9 billion in 2000. Capital expenditures in the upstream in the fourth quarter of the year were RR 3.9 billion (USD 129 million), while downstream and other capex totaled RR 4.1 billion (USD 136 million) for the quarter. Capital expenditures in upstream for full year were RR 19.8 billion (USD 657 million) while downstream and other capex totaled RR 8.7 billion (USD 289 million) for the year, compared to RR 17.7 billion and RR 4.2 billion, respectively, in 2000.

YUKOS distributed RR 15.8 billion in cash dividend payments during the full year 2001, compared to RR 4.3 billion of cash dividend payments paid out in the year 2000.

YUKOS is Russia's largest fully privatized oil and gas company. Information about YUKOS can be found on the YUKOS website at www.yukos.com.

YUKOS common stock is traded on the RTS (Russian Trading System) and listed on MICEX (Moscow Interbank Stock Exchange) and Moscow Stock Exchange (MSE). YUKOS ADRs are traded on the Munich, London, Frankfurt (NEWEX), and Berlin stock exchanges and over-the-counter in the US.

Currency translation. *All amounts in the YUKOS consolidated financial statements are expressed in constant Russian Rubles at December 31, 2001 purchasing power. Except as indicated, amounts in this press release are also expressed in constant Russian Rubles at December 31, 2001 purchasing power. For convenience, we also provide in this press release amounts expressed in US Dollars obtained by converting the corresponding Russian Ruble amounts at a rate of 30.14 Rubles to one US Dollar, the official exchange as of December 31, 2001, except as indicated. Results obtained by using this conversion methodology may be substantially different than the results, which would be obtained, were the Company to employ US Dollars as its reporting currency. Such conversion of Russian Rubles into US Dollars should not be construed as a representation that such Russian Ruble amounts have been, could be, or will in the future be converted into US Dollars or any other hard currency at the exchange rate shown or at any other exchange rate.*

Forward-looking statements. *Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.*

Operating Data

	4Q 2001	FY 2001	FY 2000
Oil production (million tonnes)	15.4	58.07	49.55
Oil production (million barrels)	112	424	362
Refinery throughput (million tonnes)	7.3	29.0	26.7
Refinery throughput (million barrels)	53	212	195
Light products yield (%)	56.48%	58.07%	56.53%
Total crude oil and oil product sales (million tonnes)	14.269	57.685	50.474
Total crude oil and oil product sales (million barrels)	104.306	421.677	368.965

Condensed Consolidated Balance Sheets
(In millions of constant new Russian Rubles at December 31, 2001 purchasing power)

	December 31, 2001	December 31, 2000
Current assets	182,305	174,988
Total assets	343,197	311,137
Current liabilities	40,751	65,747
Total liabilities	85,272	136,632
Minority interest	7,508	16,365
Total shareholders' equity	250,417	158,140

Condensed Consolidated Statement of Operations

(In millions of constant new Russian Rubles at December 31, 2001 purchasing power, except as indicated)

	4Q 2001	FY 2001	FY 2000
Sales and other operating revenues	57,980	295,729	329,031
Costs and other deductions	(43,798)	(187,398)	(164,570)
Non-operating income	716	3,609	1,639
Total monetary loss effects	(5,465)	(17,888)	(6,945)
Other	4,811	14,571	7,311
Total income tax	(3,620)	(3,193)	(53,968)
Minority interest	333	(766)	(1,195)
Net income	10,957	104,664	111,303
Basic weighted average number of ordinary shares outstanding (millions of shares)	2,129	2,122	2,184
Diluted weighted average number of ordinary shares outstanding (millions of shares)	2,132	2,125	2,184
Basic net income per ordinary share (RR per share)	5.15	49.32	50.96
Diluted net income per ordinary share (RR per share)	5.14	49.25	50.96

Condensed Consolidated Statement of Cash Flows
(In millions of constant new Russian Rubles at December 31, 2001 purchasing power)

	4Q 2001	FY 2001	FY 2000
Net income	10,957	104,664	111,303
Adjustments to reconcile net income to net cash provided by operating activities	96	5,598	43,403
Changes in operational working capital	6,982	(11,221)	(44,950)
Net cash from operating activities	18,035	99,041	109,756
Net cash used for investment activities	(23,094)	(90,042)	(45,597)
Net cash used for financing activities	(3,050)	(20,999)	(9,077)
Net effect of foreign exchange and inflation accounting on cash balances	(4,267)	(10,411)	(7,438)
Net change in cash and cash equivalents	(12,376)	(22,411)	47,644

YUKOS Oil Company announces completion of sale of 44% stake in "Rospan International"

Moscow, 22 May 2002. – The YUKOS Oil Company has announced the completion of the sale of 44% of the equity in ZAO "Rospan International" to the Tyumen Oil Company. The deal, valued at USD 44 million, was completed 8 May 2002.

"We welcome the decision of the Tyumen Oil Company to join in the business of 'Rospan' through the acquisition of a block of shares in the company," announced YUKOS EP President Yuri Beilin. "We hope that through our joint efforts, we will achieve increased efficiency in 'Rospan's' operations, in the interests of all shareholders, the workforce, the industry, and the population of the region."

According to the agreement-in-principle reached by the YUKOS Oil Company and the Tyumen Oil Company, the parties will undertake measures to arrange for an amicable agreement among ZAO "Rospan International's" creditors to be reached and confirmed in the procedure established by law within two months.

During this same time period, the YUKOS Oil Company and the Tyumen Oil Company also intend to conduct negotiations to reach an agreement among the shareholders which will determine the subsequent management structure of ZAO "Rospan International."

YUKOS and Eurasia Foundation enter into groundbreaking $ 1.15 million Russian development partnership

Moscow, May 20, 2002 – In an historic agreement, the Eurasia Foundation and the YUKOS Oil Company have announced a $1.15 million development program today, aimed at supporting small businesses and community development. The 15-month program is a precedent-setting partnership between a Russian multinational corporation and an American non-profit foundation. YUKOS, one of Russia's leading private-sector oil companies, will donate more than $1 million to the program, while the Eurasia Foundation will invest more than $100,000 and manage grant competitions to distribute those funds. Competitions will be held in various Russian regions.

"The YUKOS Oil Company has always attached great importance to solving social problems in the regions where it operates and in Russia as a whole," said YUKOS Chairman and CEO Mikhail B. Khodorkovsky. "Combining our efforts with those of the Eurasia Foundation – which has built up unique experience in, and a stellar reputation for, comprehensive social programs – will allow us to strengthen the economic and social stability of Russia in the context of the ongoing globalization. This is specifically where we see the mission of the Company as a good corporate citizen of Russia, and indeed, of the whole world."

In a statement issued in Washington, Eurasia Foundation Chair Sarah Carey and President Charles William Maynes expressed their delight that this watershed in the Foundation's history had taken place: "This historic partnership combines Eurasia's unique expertise in community development with YUKOS' commitment to upgrading the local communities where it does business. Eurasia has created similar partnerships with Western companies in the past, but this is the first such partnership with a major Russian company and the first ever to address the needs of several widely dispersed communities at once."

In Moscow, the Foundation's Vice President for Russia, Cliff Kupchan, remarked: "This program represents a milestone in the history of Russian philanthropy. A major Russian company and a Western foundation are coming together to support the country's revitalization. We very much hope that our example will blaze a trail for more such programs in the future."

Founded in 1993 to support the development of democratic and market-oriented institutions throughout the former Soviet Union, the Eurasia Foundation has made more than 6,000 grants to local governments, non-profit organizations and small businesses in Azerbaijan, Armenia, Belarus, Georgia, Kazakhstan, the Kyrgyz Republic, Moldova, Russia, Tajikistan, Turkmenistan,

Ukraine, and Uzbekistan. The Foundation is supported by international donors, and the U.S. Agency for International Development. In Russia, the Eurasia Foundation has representative offices in Moscow, Saratov, Yuzhno-Sakhalinsk, and Vladivostok. Among the Foundation's priorities are improving the environment for entrepreneurship in Russia, increasing entrepreneurs' access to capital, and supporting community development and civil society. Additional information is available on the website: www.eurasia.org .

The YUKOS Oil Company is the largest fully-integrated oil company in Russia, and has the fastest growth rates in the country for production and market capitalization. The Company produced 58.07 million tonnes (114 million barrels) of oil in 2001 and 15.6 million tonnes in the first quarter of 2002. A priority direction of the Company's social policy is to provide assistance to the communities in which it operates, including support for educational and health care institutions, non-governmental organizations, and socially vulnerable segments of the population. Additional information is available on the company's website www.yukos.com .